UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                               (AMENDMENT NO. 6)*

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             AMC Entertainment Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                   Common Stock, par value $0.66 2/3 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   001669 10 0
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                                 (CUSIP number)

                              Charles J. Egan, Jr.
                                2501 McGee Street
                           Kansas City, Missouri 64108
                                 (816) 545-2303
--------------------------------------------------------------------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                December 23, 2004
--------------------------------------------------------------------------------
                      (Date of Event Which Requires Filing
                               of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
 -----------------------                                  ---------------------
| CUSIP NO. 001669 10 0 |                                | PAGE 2 OF 7         |
 -----------------------                                  ---------------------

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS; S.S. or
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          Durwood Voting Trust (formerly named the 1992 Durwood, Inc. Voting Trust), established pursuant to that certain 1992 Durwood, Inc. Voting Trust Agreement dated December 12, 1992, as amended and restated on August 12, 1997, as amended
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (A)  [_]
                                                                        (B)  [X]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS (See Instructions)
          WC
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [_]
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
|------------------------------------------------------------------------------|
|                      |  7 | SOLE VOTING POWER                                |
|                      |    | 0                                                |
|     NUMBER OF        |----|--------------------------------------------------|
|      SHARES          |  8 | SHARED VOTING POWER                              |
|   BENEFICIALLY       |    | 0                                                |
|     OWNED BY         |----|--------------------------------------------------|
|       EACH           |  9 | SOLE DISPOSITIVE POWER                           |
|    REPORTING         |    | 0                                                |
|   PERSON WITH        |----|--------------------------------------------------|
|                      | 10 | SHARED DISPOSITIVE POWER                         |
|                      |    | 0                                                |
|----------------------------------------------------------------------------- |
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)
                                                                             [ ]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)
          OO
--------- ----------------------------------------------------------------------

                                  SCHEDULE 13D
 -----------------------                                  ---------------------
| CUSIP NO. 001669 10 0 |                                | PAGE 3 OF 7         |
 -----------------------                                  ---------------------

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS; S.S. or
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          The Stanley H. Durwood Foundation, established pursuant to that certain Trust Indenture dated April 27, 1999, as amended
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (A)  [_]
                                                                        (B)  [X]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS (See Instructions)
          WC
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [_]
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Missouri
|------------------------------------------------------------------------------|
|                      |  7 | SOLE VOTING POWER                                |
|                      |    | 0                                                |
|     NUMBER OF        |----|--------------------------------------------------|
|      SHARES          |  8 | SHARED VOTING POWER                              |
|   BENEFICIALLY       |    | 0                                                |
|     OWNED BY         |----|--------------------------------------------------|
|       EACH           |  9 | SOLE DISPOSITIVE POWER                           |
|    REPORTING         |    | 0                                                |
|   PERSON WITH        |----|--------------------------------------------------|
|                      | 10 | SHARED DISPOSITIVE POWER                         |
|                      |    | 0                                                |
|----------------------------------------------------------------------------- |
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)
                                                                             [_]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)
          OO
--------- ----------------------------------------------------------------------

                                  SCHEDULE 13D
 -----------------------                                  ---------------------
| CUSIP NO. 001669 10 0 |                                | PAGE 4 OF 7         |
 -----------------------                                  ---------------------

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS; S.S. or
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          Charles J. Egan, Jr., as sole trustee of each of the Voting Trust and the Foundation herein defined
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (A)  [_]
                                                                        (B)  [X]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS (See Instructions)
          WC
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                     [_]
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
|------------------------------------------------------------------------------|
|                      |  7 | SOLE VOTING POWER                                |
|                      |    | 0                                                |
|     NUMBER OF        |----|--------------------------------------------------|
|      SHARES          |  8 | SHARED VOTING POWER                              |
|   BENEFICIALLY       |    | 0                                                |
|     OWNED BY         |----|--------------------------------------------------|
|       EACH           |  9 | SOLE DISPOSITIVE POWER                           |
|    REPORTING         |    | 0                                                |
|   PERSON WITH        |----|--------------------------------------------------|
|                      | 10 | SHARED DISPOSITIVE POWER                         |
|                      |    | 0                                                |
|----------------------------------------------------------------------------- |
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)
                                                                             [_]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)
          IN/OO
--------- ----------------------------------------------------------------------

* See the discussion of the Merger Voting Agreement herein.

                                  SCHEDULE 13D
 -----------------------                                  ---------------------
| CUSIP NO. 001669 10 0 |                                | PAGE 5 OF 7         |
 -----------------------                                  ---------------------

          This Amendment No. 6 to Schedule 13D ("Amendment No. 6") amends and supplements the following Items of the statement on Schedule 13D of the Reporting Persons, (i) the Durwood Voting Trust (formerly named the 1992 Durwood, Inc. Voting Trust), established pursuant to that certain 1992 Durwood, Inc. Voting Trust Agreement dated December 12, 1992, as amended and restated on August 12, 1997, as amended, (ii) The Stanley H. Durwood Foundation, established pursuant to that certain Trust Indenture dated April 27, 1999, as amended, and
(iii) Charles J. Egan, Jr., as sole trustee of each of the Voting Trust and the Foundation, originally filed July 22, 1999 and amended by Amendment No. 1 filed September 5, 2001, Amendment No. 2 filed April 24, 2002, Amendment No. 3 (revised) filed October 29, 2002, Amendment No. 4 filed November 7, 2002, and Amendment No. 5 filed July 29, 2004 (the "Existing Schedule 13D") with respect to the Common Stock, par value $0.66 2/3 per share ("Common Stock"), of AMC Entertainment Inc., a Delaware corporation (the "Company"). Unless otherwise indicated, all capitalized terms used but not defined herein have the meanings set forth in the Existing Schedule 13D.

Item 4.   Purpose of the Transaction

          Item 4 is hereby amended and supplemented by deleting the current last paragraph thereof and adding the following two paragraphs at the end thereof:

          Pursuant to the Merger Agreement, on December 23, 2004, Merger Sub merged with and into the Company, with the Company as the surviving corporation, and each issued and outstanding share of the Company's Class B Stock was converted into the right to receive $19.50 in cash (the "Merger"). Following such conversion into the right to receive cash, none of the Reporting Persons holds any shares of Class B Stock or Common Stock.

          The descriptions herein of the Merger Voting Agreement, and the Merger Agreement and the Merger, do not purport to be complete and are qualified in their entireties by reference to the Merger Voting Agreement and the Merger Agreement, respectively, each of which has been filed as an exhibit to this Statement on Schedule 13D and is incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer

          Item 5 is hereby amended and supplemented by amending and restating it to read in its entirety as follows:

          Pursuant to the Merger Agreement, on December 23, 2004, Merger Sub merged with and into the Company, with the Company as the surviving corporation, and each issued and outstanding share of the Company's Class B Stock was converted into the right to receive $19.50 in cash. Following such conversion into the right to receive cash, none of the Reporting Persons holds any shares of Class B Stock or Common Stock.

               (a) See the information contained on the cover pages to this Amendment No. 6, which is incorporated herein by reference.

               (b) See the information contained on the cover pages to this Amendment No. 6, which is incorporated herein by reference.

               (c) There have been no reportable transactions by the Reporting Persons with respect to the Common Stock within the last 60 days, except as described in this Amendment No. 6.

               (d) Not Applicable.

                                  SCHEDULE 13D
 -----------------------                                  ---------------------
| CUSIP NO. 001669 10 0 |                                | PAGE 6 OF 7         |
 -----------------------                                  ---------------------

               (e) December 23, 2004.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Item 6 is hereby amended and supplemented by deleting the current last paragraph thereof and adding the following text at the end thereof:

          The last five paragraphs of the response to Item 4 are incorporated herein by this reference.

 -----------------------                                  ---------------------
| CUSIP NO. 001669 10 0 |                                | PAGE 7 OF 7         |
 -----------------------                                  ---------------------


                                    SIGNATURE

          After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and accurate. Pursuant to Rule 13d-1(k), the undersigned agrees that this statement is filed on behalf of each of the Reporting Persons.


                                        /S/ CHARLES J. EGAN, JR.
                                        ----------------------------------------
                                        Charles J. Egan, Jr., on behalf of, and
                                        as sole trustee of, each of the Durwood
                                        Voting Trust and The Stanley H. Durwood
                                        Foundation



                                        Dated: January 4, 2005